January 7, 2010

VIA EDGAR

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lenco Mobile, Inc. Registration Statement on Form 10 File Number 000-53830

Ladies and Gentlemen:

Lenco Mobile, Inc., a Delaware corporation (the "Company"), has written this letter in response to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated December 23, 2009 (the "Comment Letter") relating to the above-referenced Registration Statement on Form 10 filed on November 9, 2009, and amended on November 18, 2009 and December 16, 2009 (the "Form 10").  The Company has further amended the Form 10 in response to the Staff's comments, and is concurrently filing a pre-effective amendment no. 3 on Form 10/A (the "Form 10/A")  that reflects these revisions.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations 48

1.
We note your new disclosure stating that our fees to Wireless Carriers have a fixed component and a transaction-based component.  As such it appears that you have multiple deliverables.  Please tell us how you considered ASC 605-25.

Response:

We have considered ASC 605-25 and subsection 605-25-25-5 and believe that none of the criteria therein are met and therefore we do not need to account for the multiple delivered items as a separate unit of accounting.  Thus, the multiple elements are considered combined deliverables and the appropriate revenue recognition is determined as a single unit of accounting.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 7, 2010

Other Income (Expense), page 52

2.
We note your response to our prior comment 15 from our letter dated December 4, 2009.  Please tell us and disclose when your measurement period ended for the Superfly Advertising Inc. acquisition.  In addition, tell us how you considered ASC 805-10-25-13 to 25-19.  We also note that in this latest amendment you adjusted goodwill related to this transaction as of September 30, 2009 based on your response to our prior comment 41.

Response:

In accordance with ASC 805-10-25-13 we determined that our acquisition of assets from Superfly Advertising Inc. was completed within the reporting period during which the transaction took place.  Accordingly, we determined that the measurement period ended March 31, 2009.

In making this determination, we considered the guidance provided in ASC 805-10-25-15 and ASC 805-10-25-16.  We had secured a third party evaluation of the shares of our common stock that were issued as consideration in the transaction before March 31, 2009.  In addition, we did not have material provisional amounts that were undetermined at the date of acquisition.  The Asset Purchase Agreement for the transaction provided for our assumption of $683,800 of accounts payable listed on a schedule to the Asset Purchase Agreement.  The additional amounts that were paid to third parties were not paid on the basis that we had agreed to pay them under the terms of the Asset Purchase Agreement.  Unlike the guidance in ASC 25-10-25-16, we did not assume contingent or undetermined amounts of liabilities.  Under the terms of the Asset Purchase Agreement we specifically excluded assumption of contingent or undetermined liabilities.

After the acquisition, certain vendors to the business we acquired claimed that they were owed amounts from Superfly that we had not agreed to assume.  These vendors refused to provide ongoing services without payment.  We made demand upon Superfly Advertising, Inc. to pay the amounts owed to the third parties in accordance with the terms of the indemnification provisions of the Asset Purchase Agreement.  However, Superfly Advertising, Inc. did not immediately respond to our request.  Accordingly, we made certain payments to vendors to avoid interruption to our business while we pursued our indemnification claim against Superfly Advertising, Inc.

We negotiated the General Release with Superfly Advertising, Inc., after the measurement period.  The General Release was related to our demands for indemnification, and not based on an earn out or other contingent obligation under the Asset Purchase Agreement.  We had made the demand upon Superfly Advertising, Inc. for indemnification of specific amounts paid to third parties.  However, Superfly Advertising, Inc. insisted that we enter an agreement that would include a settlement and release of any future claims for indemnification.  We therefore demanded and were paid consideration for the release of claims, which we have characterized as other income (expense), net.  Accordingly, the General Release relates solely to events that occurred after the acquisition date and is not an  indication of a change to the overall purchase consideration for the acquired assets or any provisional amount.  We have added to the disclosure in the Form 10/A related to this transaction.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 7, 2010

We did adjust goodwill as noted in the SEC's prior comment 41 to correct an error.

Item 5. Directors. Officers and Management, page 60

Overview of Our Business, page 2

3.
We note your disclosure with respect to Mr. Hill and the recent stipulated judgment he entered into with the Federal Trade Commission.  Please revise to expand your disclosure to include all required disclosure under Item 401(f) of Regulation S-K. More specifically, please describe the nature of the allegations against Mr. Hill and the time period involved, the identities of the companies and the amount and nature of the monetary penalty.  In addition, please provide disclosure in Item 8 of your registration statement under Item 103 of Regulation S-K or provide an analysis as to why such disclosure is not required.

Response:

We have included the additional disclosure with respect to Mr. Hill, including the complete disclosure of all items required by Item 401(f).

We did not provide disclosure under Item 8 of the registration statement because neither the Company nor any of its subsidiaries was a party to the Federal Trade Commission action.  In addition, the stipulated judgment does not pose any material obligations or restrictions on the Company.  The stipulated judgment imposes certain requirements on Mr. Hill, and anyone acting in concert with Mr. Hill in the future to adhere to certain principles in the conduct of the on-line business.  However, these principles are codified in recently adopted FTC Regulations.  Accordingly, the Company has a separate legal obligation to adhere to these principals, separate and apart from the stipulated judgment.

Financial Statements

Note  1 — Organization and Significant Accounting Policies, page F-7

4.
We note your response to our prior comment 30 from our letter dated December 4, 2009.  However, it is still unclear to us why your acquisition of Capital Supreme (Pty) Ltd., qualifies as a reverse merger in accordance with ASC 805-10-55-10 through 55-15 and ASC 805-40.  In addition, when considering relative size of the entities, tell us how you considered the fact that you had $3,250,000 in cash as an asset.  Please revise accordingly.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 7, 2010

Response:

We recognize that under ASC 805-10-55-11 in a cash for stock transaction the acquirer is usually the entity that makes the cash payment or assumes the liabilities.  However, there are several reasons why we determined that Capital Supreme (Pty) Ltd. should be considered the acquiring entity in this transaction for accounting purposes.

First, at the time of the acquisition Capital Supreme (Pty) Ltd. did constitute a business, where the Company, prior to the acquisition, did not.  See ASC 805-40-25-1.  The Company had been a shell company since December 31, 2005.  Prior to the acquisition of Capital Supreme (Pty) Ltd., the Company had made two acquisitions of assets, which did not constitute business combinations, because the acquired assets were not revenue generating characteristics, and had no customers, employees or facilities.

Second, at the time of the acquisition Capital Supreme (Pty) Ltd. had more significant assets, revenues and earnings.  See ASC 805-10-55-13.

Third, the transaction structure of cash for stock was driven by South African tax laws which does not permit stock for stock transactions due to currency exchange control regulations.

Fourth, the Company secured the cash for the acquisition through the sale of debt and equity securities to third parties prior to, and in contemplation of the acquisition of the shares of Capital Supreme (Pty) Ltd.  The Company raised the proceeds to fund the acquisition principally from the proceeds of the exercise of a warrant by Rendez-Vous Management and a loan from Elvena Enterprises, Inc. that was subsequently converted into stock.

Note 14 — Subsequent Events, page F-22

5.
We note your response to our prior comment 35 from our letter dated December 4, 2009.  However, you state that for the income test you earned income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of $1,931,225 for the pro forma income statement ended December 31, 2008.  However, as a result of your last amendment, you now have a loss of $63,061 for the year ended December 31, 2008 per page F-42. As such please adjust this analysis accordingly.  In addition please provide the business combination disclosure as required by ASC 805-10-50, 20-50, and 30-50.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 7, 2010

Response:

We confirm that after interest expense we incurred a net loss before taxes of $63,061 for the year ended December 31, 2008 on a pro forma basis.

We have accounted for the acquisition of Simply Ideas, LLC as a business combination in accordance with ASC 805-10-50.  We determined that we are not required to file audited financial statements for this business acquisition because the assets acquired do not meet the test for a "significant subsidiary" under Rule 1-02(w).  Specifically:

(1)      The Company's investment in the Simply Ideas, LLC assets was $50,000 plus 725,309 shares of unregistered common stock.  The investment was valued at $1,436,956 by a third party valuation firm at the time of the acquisition.  Accordingly the investment amounted to 8% of the total assets of the Company which were $17,497,170 at December 31, 2008.  This did not exceed 20 percent of the total assets of the Company on a consolidated basis as of the end of its most recent fiscal year.

(2)      The Company's proportionate share of the total assets acquired was $1,436,956, which amounted to 8% of the total assets of the Company which were $17,497,170 at December 31, 2008.  This did not exceed 20 percent of the total assets of the Company on a consolidated basis as of the end of its most recent fiscal year.

(3)      Simply Ideas, LLC incurred a loss from operations for the period ended December 31, 2008 of approximately $500,000.  The Company generated a loss from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of $63,061 for the same period.  However, the Company generated income before taxes of $406,333 in 2007.  Applying the computational Note 2 to Rule 1-02(w) of Regulation S-X, and eliminating all other years on the basis that they are loss years, the average income over the five year period ended December 31, 2008 would be $406,333 divided by five or $81,266. Accordingly, the Company's interest in the income from operations of Simply Ideas does not exceed 20% of the Company's continuing operations before income, taxes, extraordinary items and cumulative effect of a change in accounting principle.

For these purposes, total assets were calculated as of December 31, 2008, and income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle were calculated for the year ended December 31, 2008, on a pro forma basis taking into account the Superfly acquisition, in accordance with Rule 3-05(b)(3).

We have provided the additional disclosure in Note 10 to our third quarter 2009 financial statements concerning the business combination required by ASC 805-10-50, 20-50 and 30-50.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 7, 2010

Financial Statements for the Quarterly Periods Ended September 30, 2009

Unaudited Consolidated Balance Sheet. page F-24

6.	Please note that your total assets do not equal total liabilities plus shareholders' equity. Please revise accordingly.

Response:

We have revised the unaudited consolidated balance sheet for our third quarter 2009 financial statements to correct the errors.

Unaudited Statements of Cash Flows, page F-26

7.
We note your response to our prior comment 36 from our letter dated December 4, 2009 and your new Unaudited Statement of Cash Flows on page F-26.  However, it is unclear to us why you have "Acquisition of intangibles and related goodwill changes - non-cash," "Acquisition of property and equipment - non-cash," "Conversion of note payable to stock," "Notes payable and warrants value assumed related to acquisition," "Additional paid in capital from non-cash acquisitions and other debt conversions, stock issuances," and "Common stock issued for non-cash acquisitions and other debt conversions, stock issuances," included in cash flows from operations.  As noted in our prior comment 36 from our letter dated December 4, 2009, only actual cash activities should be presented in the cash flow statement. All noncash activities should be supplementally disclosed.  Please refer to ASC 230-10-50 and revise accordingly.

Response:

We have revised our unaudited statement of cash flows for our third quarter 2009 financial statements to remove the non-cash activities.

Note 1 — Organization and Significant Accounting Policies, page F-27

8.
We note your response to our prior comment 37 from our letter dated December 4, 2009 and your statement that you included audited financial statements for the assets acquired from Superfly advertising.  In addition, in your response you state that you have provided the additional disclosures as required by ASC 805-10-50. However, we were unable to locate these audited financial statements or the additional ASC 805-10-50, 20-50, and 30- 50 disclosure.  Please advise.

Response:

We apologize for the error.  We had included the pro forma Consolidated Financial Statements, but not the separate audited financial statements for the assets acquired from Superfly Advertising, Inc.  Those financial statements have been added beginning at page F-47 of the Form 10/A.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 7, 2010

We also added to the footnote disclosures in Note 1 to the third quarter 2009 financial statements and included an additional pro forma information table on F-29 to include the business combination disclosures per ASC 805-10-50, 20-50, 30-50.

9.
We note your response to our prior comment 37 from our letter dated December 4, 2009 and your statement that Eden Marketing LLC was determined not to constitute a business within Rule 11-01(d) and that the acquisition was structured as an asset purchase.  If you acquired only assets, tell us why you have recorded $8,269,613 of goodwill related to this acquisition.  Please note that goodwill should only be recognized in a business combination.  Also please disclose specifically what assets you acquired and your purchase price for those assets.

Response:

We have revised our financial statements to record the acquisition of assets from Eden Marketing LLC as intangibles – other, rather than goodwill.  We have also added disclosure concerning the assets acquired and the price paid for the assets.

10.
We note your response to our prior comment 38 from our letter dated December 4, 2009; however it is unclear to us what assets you acquired in the Mobicom USA, Inc. acquisition and the amount you paid for these assets.  In addition, you state that you added additional disclosure; however, we were unable to find this additional disclosure.  Please disclose the assets acquired and the amount you paid for those assets.

Response:

At the time of the acquisition by Lenco Mobile, Inc., Mobicom USA, Inc. did not have any material assets or liabilities.  Mobicom USA, Inc. had been established as a subsidiary of Mobicom Corporation, a corporation whose assets included ownership in a Korean operating subsidiary.  Mobicom USA, Inc. was established as a U.S. based entity from which Mobicom would employ Mr. Levinsohn and begin U.S. based operations.  Mr. Levinsohn commenced work for Mobicom USA, Inc., but Mobicom Corporation's business did not develop as anticipated.  The purpose of the acquisition from the Company's perspective was to secure ownership of the business contacts, customer leads and other intellectual property rights that Mr. Levinsohn developed at Mobicom USA, Inc. while it was still a subsidiary of Mobicom Corporation.

We did not make payment of any cash, securities or exchange any financial instruments for the acquisition of Mobicom USA, Inc.  As consideration, we agreed to use good faith efforts to negotiate a technology license of our software platforms with Mobicom Corporation for use in Korea.  However, Mobicom Corporation did not pursue negotiations for the license and no such license was ever granted.  Because of the nature of the consideration offered, Mobicom's subsequent inactivity with respect to securing the license, and the nominal value of the assets we acquired, we did not record any value to the intangible property that we received.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 7, 2010

We have included additional disclosure in the Form 10/A relating to this transaction.

Note 3 — Goodwill, page F-36

11.
We note your new disclosure on page F-16 based on our prior comment 33 from our letter dated December 4, 2009.  However, you did not provide a rollforward for goodwill in Note 3 on page F-36 of your interim financial statements.  Please include this rollforward.

Response:

We have revised Note 3 to our third quarter 2009 financial statements to include the goodwill rollforward.

Note 6 — Notes Payable, page F-38

12.
We note your response to our prior comment 39 from our letter dated December 4, 2009.  However, we are still unclear why you believe the fair value of your common stock was $1.74 on February 29, 2009 when you clearly disclose that the market price of common stock on the measurement date is $3.40.  Tell us in detail how the shares issuable upon conversion are restricted.

Response:

The closing bid price for our common stock as quoted on the Pink Quote System on February 29, 2009 was $3.80 per share.  However, the shares of our common stock underlying the convertible promissory notes issued in connection with the Superfly Advertising, Inc. acquisition were not registered under the Securities Act of 1933, as amended.  Accordingly, they could not be sold until registered, or eligible for sale under Rule 144.  Because of our status as a former shell company, the shares are subject to the further restrictions on the use of Rule 144 contained in Rule 144(i).

We engaged a third party valuation firm to establish the fair value of the common stock on February 29, 2009, taking into account the trading restrictions attributable to the common stock's unregistered status and the limited trading volume in the Company's common stock.  The valuation consultant evaluated the value of the common stock by reference to the estimated cost to insure the price through the period that the common stock is subject to restriction on transfer and the further period necessary to liquidate the shares of common stock.  The valuation consultant determined that a discount of 46.5% on the restriction period and a further 7.8% during the liquidity period was appropriate, for a total discount of 53.4% from the market value.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 7, 2010

13.
We note your response to our prior comment 40 from our letter dated December 4, 2009.  However, since you assumed Superfly Advertising Inc.'s note with Agile Opportunity Fund, LLC on February 29, 2009 and then restructured it on July 31, 2009, it appears that in substance you were modifying your own debt.  It should also be noted that you recorded a debit to liability of $625,000 regarding the cancellation of the note in your financial statements.  As such, it is unclear to us why you believe ASC 470-20 and 470-50 does not apply. Please advise.

Response:

We have reviewed ASC 470-20 and 470-50 and determined that the transaction with Agile Opportunity Fund LLC should be treated as a modification of the outstanding debt.  We have revised our unaudited third quarter 2009 financial statements to reflect this adjustment.

Consolidated Pro Forma Statements of Operations, page F-41

14.
We note your response to our prior comment 44 from our letter dated December 4, 2009 and your statement that you "have revised the consolidated pro forma statement of operations to include a pro forma adjustment for depreciation and amortization expense in an amount equal to the difference between the carrying value and the opening book value of the property and equipment and amortizable intangibles as determined by third party valuation."  Please note that an adjustment to your fixed assets should be included as part of your purchase price allocation in accordance with ASC 805-10-25 during the measurement period.  It should not be included in the income statement.  Please revise accordingly.  In addition, please provide the business combination disclosure as required by ASC 805-10-50, 20-50, and 30-50.

Response:

In our response to the SEC comments dated December 3, we erroneously wrote: "We have revised the consolidated pro forma statement of operations to include a pro forma adjustment for depreciation and amortization expense in an amount equal to the difference between the carrying value and the opening book value of the property and equipment and amortizable intangibles as determined by third party valuation."

In fact, we should have written in our response, "We have adjusted the consolidated pro forma statement of operations to include depreciation of acquired property and equipment and amortization of amortizable intangibles. Our financials do include the proper third party valuation of fixed assets."

Further, we have adjusted the Notes to Pro Forma Financial Information letters (a), (b) and added letter (c) to clarify such point on F-46 of the Form 10/A.  We also added to the footnote disclosures in Note 1 to the third quarter 2009 financial statements and included an additional pro forma information table on F-29 to include business combination disclosures per ASC 805-10-50, 20-50, 30-50.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 7, 2010

15.
Furthermore, as requested in our prior comment 44 from our letter dated December 4, 2009, please revise to include a pro forma adjustment for depreciation and amortizable expense related to your new basis of acquired property and equipment and amortizable intangibles.

Response:

As discussed in response to Comment 14, the consolidated pro forma statement of operations includes the correct information for depreciation of acquired property and equipment and amortization of amortizable intangibles.

16.
We note your response to our prior comments 43, 44, and 46 from our letter dated December 4, 2009 and your current footnotes (a) and (b).  We also note that you do not have a footnote for the income tax adjustment.  Please revise to disclose in detail each adjustment and how the amount of the adjustment was determined.

Response:

We have revised the disclosure in the footnotes, and have included a footnote (c) which describes the determination of the income tax adjustment.

*           *           *

On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 7, 2010

Please do not hesitate to call me at (805) 308-9199, or our counsel James A. Mercer III at (858) 720-7469, with any questions or further comments you may have regarding this filing or the responses above.

Sincerely, /s/ Michael Levinsohn Michael Levinsohn Chief Executive Officer

cc:           Inessa Kessman, Senior Staff Accountant
Scott Hodgdon, Staff Attorney
James A. Mercer III, Esq. (via email)
Randal E. Gruber, CPA (via email)